Exhibit 99.1

Subscription Agreement

INVENTIVA

50, rue de Dijon

21121 Daix

France

The undersigned, [•] (the “Subscriber”) hereby confirms its agreement with you as follows:

1.	This Subscription Agreement (including the annexes attached hereto, the “Agreement”) is made as of the date set forth below between Inventiva S.A., a société anonyme organized under the laws of the French Republic, with a share capital of €421,341.69, consisting of 42,134,169 ordinary shares of €0.01 nominal value each, and registered with the Commerce and Companies Registry of Dijon under the number 537 530 255 (the “Company”), and the Subscriber.

2.	Pursuant to the 6th resolution adopted by the Combined General Meeting of Shareholders on 25 January 2023 and the decisions adopted by the Board of Directors dated 30 August 2023, the Company has decided to issue to certain categories of investors only, 9,618,638 ordinary shares, with a nominal value of €0.01 per share and without preferential subscription rights (the “New Shares”), fully assimilated to the existing ordinary shares issued by the Company, for a subscription price of €3.18 per share (the “Subscription Price”) (divided into a nominal amount of €96,186.38 (the “Capital Increase”) and a total issuance premium of €30,491,082.62) resulting in a capital increase of €30,587,269 to be subscribed by the Subscriber and the Other Subscribers as defined below (the “Transaction”). It is specified that the Subscription Price is equal to the volume-weighted average price over a period of ten (10) consecutive trading sessions preceding the date falling one (1) day before pricing of the Capital Increase decreased by a discount of 5%.

3.	The Company and the Subscriber agree that the Subscriber will subscribe for a number of New Shares set forth below from the Company and, in turn, the Company, after receipt of the aggregate subscription monies set forth above for all Subscribers , will issue such New Shares to the Subscriber. The New Shares shall be subscribed for pursuant to, and the manner of settlement shall be as set forth in, the Terms and Conditions for Subscription of New Shares attached hereto as Annex I and incorporated herein by reference as if fully set forth herein.

4.	The Company and the Subscriber agree that the Subscriber will subscribe, and the Company will issue to the Subscriber, the New Shares as follows:

Number of New Shares: __________________________________________________________

Subscription Price per New Share (including premium): €_______________________

Aggregate Subscription Price (including premium) (the “Subscriber Aggregated Subscription Price”): €_____________________________

________________________________________________________________________1

1 The Subscriber signatory to include handwritten note “undertaking to subscribe [number of shares subscribed written in words] (number of shares subscribed written in numbers) shares.”

[Please insert the following in case of execution of the Agreement by a management company on behalf of investment funds.

Name(s) of the investment funds represented by the Subscriber and number of New Shares subscribed for by each of them:

________________________________ for _________________________________ New Shares

________________________________ for _________________________________ New Shares

________________________________ for _________________________________ New Shares

________________________________ for _________________________________ New Shares]

Agreed and Accepted

The Subscriber Aggregated Subscription Price will be paid to the account of Stifel Europe Bank AG acting on behalf of the Company for subsequent transfer to the Company’s account opened in the books of Société Générale Securities Services (copied below) as set forth in Section 3.2 of Annex I.

[ ]

We acknowledge that we received a copy of this Subscription Agreement.

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Subscriber:

[•]

By:
Title:

Agreed and Accepted

this ___ day of _____________

INVENTIVA S.A.

By:
Frédéric Cren
Title: Chief Executive Officer

ANNEX I

TERMS AND CONDITIONS FOR SUBSCRIPTION OF New Shares

1.	Authorization and Issue of the Shares

Subject to the terms and conditions attached as Annex I to the Agreement (the “Terms and Conditions”), the Company has duly authorized the issue of the New Shares (the “Transaction”).

2.	Agreement to Issue and Subscribe for the New Shares

2.1	At the Closing Date (defined below), the Company will issue to the Subscriber, and the Subscriber will subscribe, upon the Terms and Conditions set forth herein and in consideration for the payment of the Subscriber Aggregated Subscription Price therefor set forth in the Agreement, the number of New Shares set forth in the Agreement to which these Terms and Conditions for Subscription of New Shares are attached as Annex I.

2.2	The Company may enter into this same form of Subscription Agreement with other investors (the “Other Subscribers”) in connection with the Transaction and expects to complete the issuance and sale of New Shares to such Other Subscribers on the terms set forth herein. The Subscriber and the Other Subscribers are hereinafter sometimes collectively referred to as the “Subscribers” and this Agreement and the Subscription Agreements executed by the Other Subscribers are hereinafter sometimes collectively referred to as the “Agreements”.

3.	Closing and Transfer of the New Shares and Funds

3.1	Closing

The time and date of closing shall be no later than noon, Paris time, on the date that is four (4) Business Days following the date of this Agreement (the “Closing Date”) as agreed by the Company and the Subscriber. For purposes of this Agreement, the term “Business Day” shall mean a weekday on which banks are open for general banking business in the United States, Qatar and Paris, France.

The Company has designated Société Générale Securities Services as “banque centralisatrice” and “dépositaire” (the “Centralizing Bank”) to receive the subscriptions and payment of the aggregate subscription monies for the New Shares in accordance with Section 3.3 below.

3.2	(a)	Conditions to the Company’s Obligations

The Company’s obligation to issue the New Shares to the Subscriber will be subject to (i) the receipt in an augmentation du capital bank account opened at Société Générale Securities Services, of the Subscriber Aggregated Subscription Price, (ii) the payment of the aggregate subscription monies in respect of the total number of New Shares subscribed by the Subscriber and the Other Subscribers and (iii) the representations and warranties of the Subscriber contained in Section 6.1 being true and correct in all material respects as of the Closing Date.

(b)	Conditions to the Subscriber’s Obligations

The Subscriber’s obligation to subscribe for the New Shares will be subject to (i) the receipt of a certified copy of the decisions of the Board of Directors dated 30 August 2023; (ii) the approval by the French Financial Markets Authority (Autorité des Marchés Financiers) (the “AMF”) of the French Listing Prospectus (as such term is defined below) prior to the Closing Date; and (iii) the accuracy of the representations and warranties made by the Company and the fulfillment of the undertakings of the Company to be fulfilled prior to the Closing Date.

The Subscriber’s obligations are expressly not conditioned on the subscription by any or all of the Other Subscribers of the New Shares that such Other Subscribers have agreed to subscribe from the Company.

(c)	Conditions to Either Party’s Performance

The Company’s and the Subscriber’s obligation to issue and subscribe for, respectively, the New Shares will be subject to the following condition precedent: no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the subscription of the New Shares.

3.3	Delivery of Funds

(a)	No later than 9:00 a.m. CEST on the Closing Date, the Subscriber shall wire transfer the Subscriber Aggregated Subscription Price to the account of Stifel Europe Bank AG (the “Agent”) and shall notify the Company and the Agent of (i) the account from which the Subscriber Aggregated Subscription Price will be wired to the account of the Agent for subsequent transfer to the account opened in the books of Société Générale Securities Services (the “Centralizing Bank”) and (ii) the account opened in the name of the Subscriber and to which the New Shares will be credited by the Agent.

The account of the Agent to which the Subscriber Aggregated Subscription Price shall be wired by the Subscriber is set forth in the Signature Page.

(b)	By executing this Agreement, the Subscriber irrevocably instructs the Agent to deliver, and the Centralizing Bank to accept delivery of, the subscription monies from their respective settlement accounts to the augmentation de capital bank account opened at the Centralizing Bank in its book in the name of the Company upon notice from the Agent to the Centralizing Bank that the conditions to the closing of the Capital Increase have been satisfied or waived.

(c)	On the Closing Date, subject to and upon receipt of the aggregate subscription monies for the New Shares on the Closing Date and the issuance of the depositary certificate (certificat du dépositaire) required by Article L. 225-146 of the French Commercial Code by the Centralizing Bank, all of the New Shares will be created and registered. All Shares shall be delivered by the Centralizing Bank to the account specified by the Subscriber pursuant to Section 3.3(a) above.

4.	French Listing Prospectus

The Company, for the purpose of listing the New Shares on the regulated market of Euronext Paris (“Euronext”), has prepared and filed with the AMF, in accordance with French legal and regulatory requirements, including the general regulations and instructions of the AMF, a French-language listing prospectus consisting of (a) the universal registration document (Document d’Enregistrement Universel) filed with the AMF under number D.23-0183 on March 30, 2023, without prior authorization of the AMF (the “Universal Registration Document”), as amended by the amendment to the Universal Registration document to be filed with the AMF on 31 August 2023, (the “Amendment”), (b) a securities note (Note d’Opération) (the “Note d’Opération”) and (c) a summary of such listing prospectus (included in the Note d’Opération), including the documents incorporated by reference therein (collectively, the “French Listing Prospectus”), which is expected to receive the approval by the AMF on 31 August 2023. As of the Closing Date, all references to the “Universal Registration Document” shall be deemed to include the Amendment and the French Listing Prospectus, as approved by the AMF.

5.	Representations, Warranties and Undertakings of the Company

5.1	The Company represents and warrants to the Subscriber, as of the date hereof and as of the Closing Date, that:

(a)	Organization and Standing. The Company is a corporation duly organized and validly existing under the laws of France and has all requisite corporate power and authority to conduct its businesses in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification (except in respect to such conduct of business that the failure to be so qualified or be in good standing would not have a Material Adverse Effect) as currently conducted and as currently proposed to be conducted and as described in the Universal Registration Document, the annual report on the Form 20-F filed with the U.S. Securities and Exchange Commission on 30 March 2023 (the “Form 20-F” and together with the Universal Registration Document, the “Annual Report”) and any press releases issued by the Company since the publication of the Annual Report, (the “Press Releases” and, together with the Annual Report, the “Company Public Information”).

(b)	Corporate Power, Authorization. The issuance of the New Shares has been duly authorized by the Company’s shareholders pursuant to the 6th resolution passed at the Combined General Meeting of the Shareholders of the Company held on 25 January 2023 and by the Board of Directors on 30 August 2023. This Agreement has been duly executed by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other similar laws affecting creditors’ rights generally. The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement.

(c)	No Insolvency Proceedings. The Company and Affiliates are not (i) insolvent (en état de cessation des paiements), (ii) subject to a resolution which has been passed or meeting convened for its winding-up (iii) subject to any conciliation safeguard (including accelerated safeguard), bankruptcy, liquidation or equivalent proceedings under any applicable insolvency applicable law, including any procedure that aims to prevent or solve business difficulties (prévention et règlement amiable des difficultés des entreprises) or a petition, request or filing has not been made for the opening of any such proceeding in relation to the Company.

In this Agreement, “Affiliate” means, with respect to the Company, any other person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by or is under common Control with such person, in each case from time to time. “Control” shall be construed by reference to the definition set out Article L. 233-1 of the French Commercial Code

(d)	Compliance with Laws. The Company and its Affiliates are in compliance in all material respects with the requirements of all applicable laws to which it is subject and all orders, writs, injunctions and decrees applicable to it or to its properties.

(e)	Capitalization. The share capital of the Company as at the date hereof is €421,341.69, consisting of 42,134,169 ordinary shares of €0.01 par value each (the “Shares”). The Shares (including the New Shares) do, and at the Closing Date will, conform to the description of Shares contained in the Annual Report. Except as disclosed in the Company Public Information, the issuance of the New Shares is not subject to any pre-emptive, preferential subscription right, priority rights (délai de priorité) or similar rights that have not been validly excluded or waived and to the Company’s knowledge, no person has any other right of first refusal, pre-emptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction. Except as disclosed in the Company Public Information, the Company has not issued any other options, warrants, calls, securities, rights or obligations to subscribe to or which are convertible into or exchangeable for new shares of the Company, or entered into any agreement giving any person any right to subscribe or acquire any new shares of the Company (except the Agreements entered into with the Other Subscribers).

(f)	No Conflicts and No Default. The execution and performance of the Agreement by the Company do not and will not (i) conflict with or violate any provision of the Company’s articles of incorporation (statuts), (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or entitle third parties to terminate, amend, accelerate or cancel (with or without notice, lapse of time or both), any material agreement, credit facility, material debt or other material instrument to which the Company is a party or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject, assuming the correctness of the representations and warranties made by the Subscriber herein, except in the case of these clauses (ii) and (iii) to the extent that such violation would not reasonably be expected to have a Material Adverse Effect.

In this Agreement, “Material Adverse Effect” means any event, violation, or circumstance, individually or in the aggregate that had or could reasonably be expected to have a material adverse effect on the Company’s equity, business, assets, operations, properties, liabilities or conditions (financial or otherwise), individually or in the aggregate, whether or not arising from transactions in the ordinary course of business, or on the Company’s ability to consummate the Transaction.

(g)	Private Placement. Neither the Company nor any of its Affiliates, nor any person or entity acting on its or their behalf, has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under any circumstances that would require registration of the New Shares under the United States Securities Act of 1933, as amended (the “Securities Act”). Assuming the accuracy of the representations and warranties of the Subscriber contained in Section 6.1 hereof, the New Shares are being offered in reliance on an exemption from registration under the Securities Act.

(h)	Issuance and Delivery of the New Shares. Upon payment of the aggregate subscription monies for the New Shares in the manner contemplated by this Agreement and (ii) upon issuance of the Depositary Certificate (certificat du dépositaire), the New Shares will be duly and validly issued and fully paid. There are no restrictions on transfers of the New Shares under the laws of France or the articles of incorporation (statuts) of the Company.

(i)	PFIC. The Company was not a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for its 2022 taxable year, and (b) based on the Company’s current projected income, assets and activities, reasonably believes that it will not become a PFIC for its 2023 taxable year (provided, however, that the Company cannot provide assurance that it will not become a PFIC for its 2023 taxable year, because the determination as to PFIC status is made at the end of the taxable year, taking into account activities and assets (including the proceeds of this Transaction) held during the year).

(j)	Consents. Excluding (i) any filing required to be made under applicable law or regulation by the Company with Euronext or the AMF in France, which has been made or shall have been made prior to the Closing Date or as otherwise set forth herein, and (ii) any applicable filings pursuant to applicable state securities laws, which have been made or will be made in a timely manner, and assuming the accuracy of the representations made by the Subscriber in Section 6.1 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing on the part of the Company is required in connection with the consummation of the Transaction contemplated by this Agreement.

(k)	Anti-bribery.

(i)	Neither the Company or its Affiliates and, to the Company’s knowledge, any of their respective directors or officers nor, to the knowledge of the Company without making any special investigation, any of their respective employees or agents has, in the performance of his or her duties on behalf of the Company, (i) used any corporate funds for any unlawful contribution, gift, entertainment or other expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, or any other applicable anti-bribery or anti-corruption laws of the European Union, United Kingdom or France. The Company and its Affiliates have conducted their businesses on behalf of the Company in compliance with applicable anti-corruption laws and have instituted and maintained, and will continue to maintain, policies reasonably designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(ii)	The Company or its Affiliates and, to the knowledge of the Company, their respective directors or officers, employees and agents have not obtained or induced directly or indirectly through any person and will not attempt to so obtain or induce the procurement of this Agreement or any contract, consent, approval, right, interest, privilege or other obligation or benefit related to this Agreement or a favourable relationship with the Subscriber through any corrupt or illegal business practice including have not given or agreed to give and shall not give or agree to give to any person, either directly or indirectly, any fee, compensation, monetary benefit or any other benefit, bribe or kickback, with the object of obtaining or inducing the procurement of this Agreement or any contract, right, interest, privilege or other obligation or benefit related to this Agreement. For the avoidance of doubt, the representation shall not apply to any payments that are legitimate in the normal course of business between each party hereto pursuant to this Agreement or with third parties for the purposes of the implementation of the Transaction (such as fees for the settlement agent or professional advisers of the Company) and items, including refreshments, of an inconsequential or immaterial cost or value.

(l)	Sanctions. Neither the Company and its Affiliates, nor, to the Company’s knowledge, any of their respective directors, officers, or employees (i) has been or is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or by any governmental agency of any other applicable jurisdiction (including the United Nations Security Council, the European Union or the member state thereof and the United Kingdom (together with the OFAC the “Sanction Authority”)), (ii) has violated or is violating any applicable sanctions administered by a Sanction Authority or has been subject to any claim, proceeding, formal notice or investigation with respect to sanctions administered by a Sanction Authority; and the Company will not directly or indirectly use the proceeds of the Transaction, or lend, contribute or otherwise make available such proceeds to joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that the Company knows is currently subject to any sanctions administered by OFAC or a Sanction Authority.

(m)	Acknowledgment regarding Subscriber’s Purchase of New Shares. The Company acknowledges and agrees that the Subscriber is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that the Subscriber is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity with respect to the Company) or any Other Subscriber with respect to this Agreement and the transactions contemplated hereby and any advice given by the Subscriber or any of its respective representatives or agents to the Company in connection with this Agreement and the transactions contemplated hereby is merely incidental to the Subscriber’s purchase of the New Shares. The Company further represents to the Subscriber that the Company’s decision to enter into this Agreement has been based on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(n)	Market Abuse. The Company has not, directly or indirectly, in relation to the Transaction, done any act or engaged in any course of conduct in breach of applicable regulations on market abuse including Regulation (EU) n°596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (as amended, the “Market Abuse Regulation”), including (i) insider trading, and (ii) has not taken, directly or indirectly, any action designed to stabilize or manipulate the price of the New Shares or any security of the Company whether to facilitate the sale or resale of any of the New Shares or any security of the Company or otherwise.

(o)	Other Subscription Agreements. The Subscription Agreements of the Other Subscribers for the subscription of the New Shares do not include terms or conditions that are more advantageous than the terms and conditions of this Agreement other than provisions relating to the specific regulations or status applicable to such Other Subscriber. The Company shall not enter into any side letter or otherwise agree (orally or in writing) to modify or waive any of the terms and provisions of such Subscription Agreement with any Other Subscriber without the prior written consent of the Subscriber.

(p)	Conduct of business. Since 31 December 2022, except as disclosed in the Company Public Information, there has not been any event, development, circumstance or change which has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the condition (financial or operational), assets, properties, results of operations or business activities of the Company or its Affiliates, or (ii) the ability of the Company to comply with its obligations under this Agreement.

(q)	Company Public Information. The Company Public Information accurately reflects in all material respects the facts that are to be included in such type of document and contains as a whole, taking into account the circumstances in which it has been made, no material omission likely to affect its meaning as at the date of its filing or issuance (as the case may be).

5.2	The Company undertakes the following:

(a)	Listing Obligation. The Company shall take all necessary action to ensure that the New Shares will be listed on the Euronext Paris Exchange and will cause the New Shares to be approved for admission to trading and listed on the regulated market of Euronext on or about the Closing Date.

(b)	Interim Covenants. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Closing Date, the Company (a) shall conduct its business in the usual, regular and ordinary course of business consistent with past practice and (b) shall not effect or take any action required to effect any amendments or alterations to the Company’s bylaws, any split or combination of the Shares or the issuance of any securities of the Company or make any distributions or payments of dividends on the Shares.

(c)	Share Issuance. The Company shall take all action necessary to cause the New Shares to be issued to the Subscriber on the Closing Date in accordance with the terms and conditions of this Agreement.

(d)	Use of Proceeds. The Company undertakes to use the proceeds from the subscription of the New Shares as disclosed in the press release relating to the issue of the New Shares and in the French Listing Prospectus.

(e)	US Tax Matters.

(i)	PFIC. The Company will (a) promptly notify the Subscriber (and in no event later than 30 Business Days following the end of each calendar year) whether the Company has determined that it or any of its subsidiaries was a PFIC (as each such term is defined above) for such calendar year and (b) provide the Subscriber with sufficient information, on a timely basis, to determine whether the Company is a PFIC and allow its investors to make and maintain a Qualified Electing Fund election under Section 1295 of the Code with respect to the Company in the event the Company for any year in which the Company is treated as a PFIC.

(ii)	Corporate Status. The Company will not take any action inconsistent with the treatment of the Company as a corporation for U.S. federal income tax purposes and will not elect to be treated as an entity other than a corporation for U.S. federal income tax purposes.

(f)	Except as required by applicable law and regulation (including any request from the AMF), or upon the express and specific written consent of the Subscriber, the Company will not make any use of the name of the Subscriber or that of any Affiliate of the Subscriber, nor refer to its relationship with the Subscriber and/or any of its Affiliates, including in any press release or other public announcement or in any publicity, marketing materials, or other public relations material, whether distributed publicly or to any third party or parties in a non-public communication.

5.3	For the avoidance of doubt, the Subscriber is solely liable for its obligations set forth in or arising under this Agreement, and no direct or indirect legal or beneficial owner of Subscriber shall have any liability in respect of this Agreement.

6.	Representations and Warranties and Covenants of the Subscriber

6.1	The Subscriber represents and warrants to the Company that:

(a)	Organization. The Subscriber is duly organized and is validly existing under the laws of its state of incorporation.

(b)	Power; Authorization. The execution and performance by the Subscriber of the Agreement has been duly authorized by all necessary corporate bodies, or, if the Subscriber is not a corporation, such partnership, limited liability company or other applicable bodies, on the part of the Subscriber. As such (i) the Subscriber has all requisite corporate or other power and capacity and has taken all requisite corporate or other action to execute and deliver this Agreement, to purchase the New Shares to pay the Subscription Price, and to carry out and perform all of its obligations under this Agreement; and (ii) this Agreement has been duly executed by the Subscriber, and when delivered by the Subscriber in accordance with terms hereof, will constitute the valid and legally binding obligation of the Subscriber, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors’ rights generally.

(c)	Investment Intent. The Subscriber is purchasing the New Shares for its own account as principal, for investment purposes only, and not with the intent or for the purpose of the resale distribution thereof, in whole or in part, within the meaning of the Securities Act or the other applicable securities laws of any other jurisdiction to the extent applicable. The Subscriber understands that its acquisition of the New Shares has not and will not have been registered under the Securities Act in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of such Subscriber’s investment intent as expressed herein. Except as contemplated by this Agreement, the Subscriber has not entered into any agreement, undertaking, arrangement, obligation or commitment providing for the disposition of the New Shares. The Subscriber represents that it has not been organized, reorganized or recapitalized specifically for the purpose of investing in the New Shares.

(d)	No Insolvency Proceedings. To the knowledge of the Subscriber, no bankruptcy, insolvency or other proceedings of general application affecting creditors’ rights have been proposed, commenced or threatened against the Subscriber, and no judgment has been made or is pending declaring the Subscriber insolvent.

(e)	No Violation. Neither the execution of this Agreement by the Subscriber nor the subscription of the New Shares by the Subscriber violates or will violate (i) any provision of the articles of association (or equivalent constituent documents) of the Subscriber, (ii) any material applicable law or material regulation binding upon the Subscriber or its assets, (iii) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Subscriber or any of its assets, (iv) the rules of any stock exchange as they apply to the Subscriber, and (v), any other material agreements to which the Subscriber is a party, in each case, with respect to clauses (i) – (v) of this Section 6.1(e), except to the extent that such violation would not reasonably be expected to materially impair or delay the Subscriber’s ability to perform its obligations under this Agreement.

(f)	Category of Subscriber. The Subscriber is (i) a natural or legal person (including a company) trust or investment fund, or any other investment vehicle, in any form, established under French or foreign law, which regularly invest in the pharmaceutical, biotechnological or medical technology sectors; and/or (ii) a company, institution or entity, in any form, French or foreign, exercising a significant part of its activities in the pharmaceutical, cosmetic or chemical sectors or researching in such sectors; provided that, if the Subscriber is acting on behalf of investment funds or other legal entities managed or advised by it, such representation shall also apply to such funds or legal entities and the Subscriber shall further ensure compliance thereof by each such funds or entities in connection with the initial distribution of the New Shares. The Subscriber is a “qualified investor” within the meaning of Article 2(e) of Regulation (UE) 2017/1129, as amended. The Subscriber is subscribing for the number of New Shares set forth hereto in the ordinary course of its business for investment only and with no present intention of distributing any of such New Shares or any arrangement or understanding with any other persons regarding the distribution of such New Shares.

(g)	Restricted Securities. The Subscriber understands that the New Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber’s representations as expressed herein. The Subscriber understands that, in addition to the restrictions applicable to the New Shares under this Agreement, the New Shares may be deemed “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Subscriber must hold the New Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Subscriber acknowledges that the Company has no obligation to register or qualify the New Shares for resale. The Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the New Shares, and on requirements relating to the Company which are outside of the Subscriber’s control, and which the Company is under no obligation and may not be able to satisfy. The Subscriber understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the New Shares.

(h)	Accredited Investor. The Subscriber is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(i)	No General Solicitation. The Subscriber is not purchasing or subscribing for the New Shares as a result of any advertisement, article, notice or other communication regarding the New Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to such Subscriber’s knowledge, any other general solicitation or general advertisement (within the meaning of Rule 502(c) under the Securities Act).

(j)	Residence. If the Subscriber is an individual, then the Subscriber resides in the state identified in the address of the Subscriber set forth in Section 8; if the Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of the Subscriber in which its principal place of business is conducted is identified in the address or addresses of the Subscriber set forth in Section 8.

(k)	Information. The Subscriber has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the New Shares with the Company’s management. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 5.1 of this Agreement or the right of the Subscribers to rely thereon.

(l)	Exculpation among Subscribers. The Subscriber acknowledges that it is not relying on any other individual or entity (including any Other Subscriber), other than the Company and its officers and directors, in making its investment or decision to invest in the Company.

6.2	The Subscriber undertakes that:

(a)	It will comply with any notification requirements to the Autorité des marchés financiers (AMF) with respect to the subscription of the New Shares (notably disclosure of threshold crossing and intent), which may be required to be made under any applicable law and the Company’s by-laws as well as any requirement in relation with foreign direct investment in France pursuant to the French Monetary and Financial Code and the French Decree (Décret) No. 2020-892 of July 22, 2020, as amended from time to time and implementing regulation, and applicable to any investment in the Company.

(b)	Lock-up. The Subscriber agrees that it will not, during the period beginning on the Closing Date and ending 6 months after the Closing Date (such period, the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly of any of the New Shares it owns, or publicly disclose the intention to make any offer, sale, pledge or disposition of the New Shares, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the New Shares, in each case other than:

(i)	transfers of shares of any New Shares to any Affiliates, or

(ii)	transfers of New Shares pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s securities involving a change of control of the Company (including, without limitation, the entering into any lock-up, voting or similar agreement pursuant to which the Subscriber may agree to transfer, sell, tender or otherwise dispose of New Shares in connection with such transaction, or vote any New Shares in favour of any such transaction) approved by the Board; provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, such securities held by the Subscriber shall remain subject to the provisions of this Clause 5.1(g);

(c)	It will sign and execute such documents and take such actions as are necessary for the consummation of the sale of the New Shares to the Subscriber hereunder; provided, that nothing herein shall require the Subscriber to sign, execute and deliver any document or take any action that, in the good faith determination of the Subscriber, could reasonably be expected to result in (i) competitive harm to the Subscriber, (ii) the disclosure of any confidential or proprietary information of the Subscriber or (iii) the breach of any applicable law, regulation or judicial, administrative or regulatory process.

7.	Survival of Representations, Warranties and Agreements

Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Company and the Subscriber herein will survive the execution of this Agreement, the transfer to the Subscriber of the New Shares being subscribed and the payment therefor.

8.	Notices

All notices, requests, consents and other communications required or permitted hereby shall be in writing, will be sent by email, or mailed, and will be deemed given if delivered by email, upon electronic confirmation of receipt and addressed to the relevant recipient in the manner provided below, and shall be deemed to have been duly and sufficiently given only if (a) delivered either personally by hand, or by an international courier service, and, in each case, (b) confirmed by email to the relevant recipient. Notices shall be deemed effective if given on a Business Day, in the manners prescribed in the immediately preceding sentence, by 13:30 in the place of receipt or on the following Business Day if completed after 13:30.

All notices will be delivered as addressed as follows:

(a)	if to the Company, to:

Inventiva S.A.

50, rue de Dijon

21121 Daix

France

Attention: Frédéric Cren

Phone:

Email:

(b)	if to the Subscriber, to:

[•]

9.	Changes and No Waiver

This Agreement may not be modified or amended except by written agreement signed by the Company and the Subscriber.

10.	Severability

In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

11.	Governing Law and Jurisdiction

This Agreement will be governed by, and construed in accordance with, the laws of France. Any dispute or suit relating to the interpretation, validity and performance of this Agreement, or arising out of or as a consequence hereof, shall be subject to the exclusive jurisdiction of the Tribunal de commerce of Paris.

12.	Waiver of Conflicts

Each party to this Agreement acknowledges that Cooley LLP, U.S. counsel for the Company, has in the past performed and may continue to perform legal services for the Subscriber in matters unrelated to the transactions described in this Agreement. Accordingly, each party to this Agreement hereby (a) acknowledges that they have had an opportunity to ask for information relevant to this disclosure; and (b) gives its informed consent to Cooley LLP’s representation of certain of the Subscriber in such unrelated matters and to Cooley LLP’s representation of the Company in connection with this Agreement and the transactions contemplated hereby.

13.	Execution of Agreement

This Agreement has been executed in two copies, one for each party.